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                               January 26, 2021

       Charles Follini
       President
       Gateway Garage Partners LLC
       6 West 20th Street
       5th Floor
       New York, NY 10011

                                                        Re: Gateway Garage
Partners LLC
                                                            Amendment No. 5 to
Offering Statement on Form 1-A
                                                            Filed January 14,
2021
                                                            Response filed
January 19, 2021
                                                            File No. 024-11344

       Dear Mr. Follini:

              We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 11, 2021 letter.

       Response filed January 19, 20201

       General

   1. We note your revised response to comment 3 and the testing the waters materials previously filed, which
appeared to be portions of a publicly available website. Please comply with Rule
255(d), which requires that if solicitation of interest materials are used after the public filing
of the offering statement and such solicitation of interest materials contain information
that is inaccurate or inadequate in any material respect, then revised solicitation of
interest materials must be redistributed in a substantially similar manner as such materials were
originally distributed.
 Charles Follini
Gateway Garage Partners LLC
January 26, 2021
Page 2

       You may contact William Demarest at 202-551-3432 or Wilson Lee at 202-551-3468 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Erin E. Martin at 202-551-3391 with any other questions.



                                                          Sincerely,
FirstName LastNameCharles Follini
                                                          Division of
Corporation Finance
Comapany NameGateway Garage Partners LLC
                                                          Office of Real Estate
& Construction
January 26, 2021 Page 2
cc:       Kenneth L. Betts, Esq.
FirstName LastName